EXHIBIT 21



                               Subsidiaries

Somerset Railroad Corporation - Incorporated in the State of New
York.

NGE Enterprises, Inc. - Incorporated in the State of Delaware.

EnerSoft Corporation - Incorporated in the State of Delaware.

XENERGY, Inc. - Incorporated in the State of Massachusetts.

NGE Funding Corporation - Incorporated in the State of Delaware.

KENETECH Energy Management, Inc. - Incorporated in the State of
Massachusetts.